BancTec, Inc.

2701 E. Grauwyler Road

Irving, Texas 75061

May 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	BancTec, Inc.—
Registration Statement on Form S-1, Registration No. 333-145255

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BancTec, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-145255), together with all exhibits thereto, initially filed on August 8, 2007 (collectively, the “Old Registration Statement”).

The Company has determined that, because of the passage of time and the need to update the disclosure, it intends to withdraw the Old Registration Statement and file a new Registration Statement on Form S-1.  The Company hereby confirms that no securities have been or will be sold pursuant to the Old Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Old Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Old Registration Statement to me at the above-mentioned address, facsimile number (972) 821-4448, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10154, facsimile number (212) 310-8007.

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If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,

/s/ Robert R. Robinson

Robert R. Robinson
Senior Vice President and General Counsel